Exhibit 99.1

Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies Announces a Significant Bidding Win of Its Proprietary ProfiBus Distributed Control System for 1GW Thermal Power Plant

BEIJING, Sept. 18, 2014 /PRNewswire/ -- Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, announced today that it won the bidding to provide its proprietary Distributed Control System ("DCS") combined process fieldbus communication technology ("ProfiBus") for 2×1GW power generating units to Guangdong Yuedian Bohe Power Plant (Bohe Power Plant).

Hollysys is the only qualified local provider bidding for two GW level generating units of Bohe Power Plant to provide ProfiBus technology, competing with globally well-known automation companies. After two years of hard work to prepare for the bidding and after four days and six rounds of answering questions, Hollysys finally won the bidding. This is another significant breakthrough after winning the Hongshan Power Plant contract for Hollysys in the GW level power plant industry which is adopting ProfiBus technology together with its high-end DCS.

Hollysys' management commented: "We are very proud of the bidding win to apply our proprietary ProfiBus DCS to the largest scale of power generating units in China, which evidenced our leading technology and capability again. We will continue to restructure our marketing sales force and organize industry professional teams to further penetrate the high-end segments of the industrial automation market, and we have gradually seen the fruitful results. Going into the future, we will continue to capture our fair share in the high-end market and intensify our sales efforts in the low to mid-end market to further enhance our market position, and create value for our shareholders."

About DCS and ProfiBus

DCS is dedicated systems used to control manufacturing processes that are continuous or batch-oriented. It's connected to sensors and actuators and use setpoint control the flow of material through the plant. It typically uses custom designed processors as controllers and uses both proprietary interconnections and standard communications protocol for communication. Input and output modules form component parts of the DCS. The input modules receive information from input instruments in the process and the output modules transmit instructions to the output instruments in the field. DCS is usually designed with redundant processors to enhance the reliability of the control system. Most systems come with displays and configuration software that enable the end-user to configure the control system without the need for performing low-level programming, allowing the user to focus on the application rather than the equipment.

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ProfiBus is a universal, open fieldbus which links controllers or control systems with decentralized field devices like sensors and actuators on the field level and enable consistent data exchange with higher ranking communication systems. The consistency of ProfiBus is enabled by utilizing a single, standardized, application-independent communication protocol which supports fieldbus solutions both in factory and process automation. ProfiBus permits fast communication with intelligent and distributed devices and brings enormous savings resulting from the reduction in cabling and input/output hardware, and can transmit significantly greater amount of information which implies significant cost advantages for plant operation and maintenance.

About Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI)

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,800 employees with nationwide presence in over 60 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 5,000 customers more than 20,000 projects in the industrial, railway, subway & nuclear industries in China, South-East Asia, and the Middle East. Its proprietary technologies are applied in its industrial automation solution suite including DCS (Distributed Control System), PLC (Programmable Logic Controller), RMIS (Real-time Management Information System), HAMS (HolliAS Asset Management System), OTS (Operator Training System), HolliAS BATCH (Batch Application Package), HolliAS APC Suite (Advanced Process Control Package), SIS (Safety Instrumentation System), high-speed railway signaling system of TCC (Train Control Center), ATP (Automatic Train Protection), Subway Supervisory and Control platform, SCADA (Surveillance Control and Data Acquisition), nuclear power plant automation and control system and other products.

SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

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For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
investors@hollysys.com